UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33928

RiskMetrics Group, Inc.
(Exact name of registrant as specified in its charter)

One Chase Manhattan Plaza, 44th Floor
New York, New York 10005
(212) 981-7475
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, RiskMetrics Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 14, 2010	RiskMetrics Group, Inc.

	By:	/s/ Henry A. Fernandez
Name: Henry A. Fernandez Title: Chief Executive Officer

[Signature Page to Form 15]

[Signature Page to Form 15]